Pioneer Southwest Energy Partners L.P.
5205 N. O’Connor Blvd., Suite 200
Irving, Texas 75039
April 25, 2008
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(Registration No. 333-144868) of Pioneer Southwest Energy Partners L.P., a Delaware
limited partnership (the “Partnership”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-144868) be accelerated so that the Registration Statement will become effective on Tuesday, April 29, 2008, at 3:00 p.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 25, 2008

Very truly yours, PIONEER SOUTHWEST ENERGY PARTNERS L.P.
By:	Pioneer Natural Resources GP LLC, its general partner
By:	/s/ Mark S. Berg
Mark S. Berg
Executive Vice President, General Counsel and Assistant Secretary

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